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                             May 20, 2020

       Michael Jansen
       Chief Executive Officer
       Cityzenith Holdings, Inc.
       2506 North Clark St. #235
       Chicago IL, 60614

                                                        Re: Cityzenith
Holdings, Inc.
                                                            Amendment No. 2 to
Offering Statement on Form 1-A
                                                            Filed May 6, 2020
                                                            File No. 024-11170

       Dear Mr. Jansen:

             We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 28, 2020 letter.

       Amendment No. 2 to Form 1-A Filed May 6, 2020

       Audited Financial Statements
       Note 2 - Summary of Significant Accounting Policies, page F-8

   1. We note your response to prior comment 10. Since you indicate that you adopted ASC
                                                        606 as of January 1,
2019, please remove any disclosures that suggest you are still evaluating the effect
that the standard will have on your financial statements and disclosures. Please
also revise to clarify the timing of your revenue recognition when you receive payment before
all performance obligations have been transferred to the
                                                        customer. Please refer
to ASC 606-10-50-12.
 Michael Jansen
FirstName Holdings, Inc.
Cityzenith LastNameMichael Jansen
Comapany NameCityzenith Holdings, Inc.
May 20, 2020
Page 2
May 20, 2020 Page 2
FirstName LastName
General

2. Please respond to prior comment 1 to provide your analysis of whether StartEngine
         Crowdfunding, Inc. should be deemed an underwriter in connection with the offer of
         Cityzenith bonus shares to StartEngine OWNers.
3. In response to prior comment 8, you disclose that "[t]he bonus shares issued to the
         StartEngine OWNers will be paid for by the Company in the form of discount and no consideration is given to participate in this program." Please clarify in your response letter whether any consideration was exchanged by either StartEngine Crowdfunding. Inc.
         or Cityzenith Holdings Inc. for participation in StartEngine OWNer's Bonus Program.
4. Please include disclosure in the filing regarding how and when StartEngine OWNers become eligible for bonus shares in the Cityzenith offering. In this regard, your response to prior comment 8 indicates that only investors in StartEngine Crowdfunding who have qualified for participation in the StartEngine OWNers program as of the date of the qualification of the Cityzenith offering statement will be eligible for bonus shares.
5. In your response to prior comment 14, you state how you intend to revise the exclusive forum provision in your subscription agreement. Please file the revised subscription agreement. In addition, revise the risk factor disclosure related to the exclusive forum provision to include a discussion of the uncertainty regarding
         enforceability of the provision and that this provision may discourage claims or limit shareholders ability to bring a claim in a judicial forum that they find favorable.
        You may contact Lisa Etheredge, Senior Staff Accountant, at (202) 551-3424 or Robert
Littlepage, Accounting Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Derby, Staff
Attorney, at (202) 551-3334 or Kathleen Krebs, Special Counsel, at (202) 551-3350 with any other questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of
Technology